UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Web.com Group, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

94733A104

(CUSIP Number)

Ahmet H. Okumus

c/o Okumus Fund Management Ltd.

767 Third Avenue, 35th Floor

New York, NY 10017

212-201-2640

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 31, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 94733A104

1	NAME OF REPORTING PERSON

Okumus Fund Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,526,833
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,526,833
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,526,833
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.4%
14	TYPE OF REPORTING PERSON

CO

2

CUSIP NO. 94733A104

1	NAME OF REPORTING PERSON

Okumus Opportunistic Value Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,526,833
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,526,833
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,526,833
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.4%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP NO. 94733A104

1	NAME OF REPORTING PERSON

Ahmet H. Okumus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Turkey
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,526,833
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,526,833
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,526,833
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.4%
14	TYPE OF REPORTING PERSON

IN, HC

4

CUSIP NO. 94733A104

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable in that the transaction involved the sale of, and not the acquisition of, securities.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 31, 2017, the Issuer purchased from the Reporting Persons 3,000,000 Shares pursuant to the Issuer’s stock repurchase program at a price per Share equal to 98% of the closing price of Common Stock on the NASDAQ Global Select Stock Market on August 31, 2017, and in the aggregate for a price of $74,382,000. In connection with the repurchase, the Reporting Persons and the Issuer entered into a Common Stock Repurchase Agreement (the “Repurchase Agreement”) pursuant to which, among other things, the Reporting Persons agreed for a period of three years not to take certain actions, including, (i) purchase any of the Issuer’s securities (except that commencing six months from the date of August 31, 2017, the Reporting Persons may purchase the Issuer’s securities if, after giving effect to any such purchase, the Reporting Persons and its affiliates collectively would not beneficially own more than 4.9% of the outstanding shares of any class of the Issuer’s voting securities), (ii) attempt to acquire the Issuer or any of its assets, (iii) engage in a proxy contest with the Issuer, or (iv) act, alone or in concert with others, to seek to control or influence the management, board of directors or policies of the Issuer.

In addition, for a period of 30 days beginning on August 31, 2017, the Reporting Persons and its affiliates may not, directly or indirectly offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of in any manner any of its security holdings in the Issuer at a price lower than the price per share paid by the Issuer pursuant to the Repurchase Agreement.

Pursuant to the Repurchase Agreement, the Reporting Persons also agreed, subject to certain exceptions, to cause all voting securities of the Issuer beneficially owned, directly or indirectly by the Reporting Persons and any of its affiliates to be present for quorum purposes and to be voted, at any such meeting of the Issuer’s stockholders or at any adjournments or postponements thereof, (a) in favor of each director nominated and recommended by the Board for election at any such meeting, (b) against any stockholder nominations for director which are not approved and recommended by the Board for election at any such meeting, (c) in favor of the Issuer’s proposal for the ratification of the appointment of the Issuer’s independent registered public accounting firm, (d) in favor of the Issuer’s “say-on-pay” proposal and (e) in accordance with the Board’s recommendation with respect to all other matters.

The foregoing description of the Repurchase Agreement is qualified in its entirety by reference to the Repurchase Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

5

CUSIP NO. 94733A104

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 48,565,886 Shares outstanding as of September 1, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2017, less the three-million Shares that were repurchased by the Issuer pursuant to the Repurchase Agreement defined and described in Item 4.

A.	Okumus Fund Management
(a)	Okumus Fund Management, as the investment manager of Opportunistic Value Fund may be deemed the beneficial owner of the 6,526,833 Shares owned by Opportunistic Value Fund.

Percentage: Approximately 13.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,526,833
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,526,833
(c)	Okumus Fund Management has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Opportunistic Value Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Opportunistic Value Fund
(a)	As of the close of business on September 1, 2017, Opportunistic Value Fund beneficially owned 6,526,833 Shares.

Percentage: Approximately 13.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,526,833
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,526,833
(c)	The transactions in the Shares by Opportunistic Value Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
6

CUSIP NO. 94733A104

C.	Mr. Okumus
(a)	Mr. Okumus, as the President of Okumus Fund Management and a Director of the Opportunistic Value Fund, may be deemed the beneficial owner of the 6,526,833 Shares owned by Opportunistic Value Fund.

Percentage: Approximately 13.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,526,833
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,526,833
(c)	Mr. Okumus has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Opportunistic Value Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 31, 2017, the Reporting Persons and the Issuer entered into the Repurchase Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	The Common Stock Repurchase Agreement by and among Web.com Group, Inc. and Okumus Fund Management Ltd., Okumus Opportunistic Value Fund, Ltd., and Ahmet H. Okumus, dated August 31, 2017.

7

CUSIP NO. 94733A104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2017

Okumus Fund Management Ltd.

By:	/s/ Ahmet H. Okumus
	Name:	Ahmet H. Okumus
	Title:	President

Okumus Opportunistic Value Fund, Ltd.

By:	/s/ Ahmet H. Okumus
	Name:	Ahmet H. Okumus
	Title:	Director

/s/ Ahmet H. Okumus
Ahmet H. Okumus

8

CUSIP NO. 94733A104

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

Okumus Opportunistic Value Fund, Ltd.

Sale of Common Stock*	(3,000,000)	24.794	08/31/2017

___________

* Sale made pursuant to the Repurchase Agreement.